SEC[illegible] 09058809 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) **New York** (State) **10105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew McGinnity **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditor's Report Thereon)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of Sanford C. Bernstein & Co., LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2009

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2008

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	55,403
Cash and securities segregated under Federal regulations		2,524,698
Receivables:		
Brokers and dealers		46,258
Customers (including officers)		416,619
Affiliates		1,018
Investments		22,693
Other assets		14,515
Total assets	**$**	**3,081,204**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	11,111
Customers (including officers)		2,751,603
Due to Parent		49,739
Bank overdrafts		41,696
Accrued compensation and benefits		6,449
Accrued expenses and other liabilities		11,951
Total liabilities		**2,872,549**
Commitments and contingencies *(Note 7)*		
Member's equity		208,655
Total liabilities and member's equity	**$**	**3,081,204**

The accompanying notes are an integral part of these financial statements.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2008

(dollars in thousands)

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein" or the "Parent"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and research services to institutions (including affiliates) and custodial services to individual and certain institutional customers of the Parent. The Company derives a significant portion of its revenues and incurs allocated expenses from affiliates in performing these services. *See Note 9*, Related Party Transactions, for a discussion of these related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid investments with actual maturities of three months or less. Due to the short term nature of these investments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2008 includes $30.0 million invested in a money market fund that is registered under the Investment Company Act of 1940.

(c) Securities Transactions

Customer securities transactions are reported on a settlement date basis, with related commission revenues and expenses reported on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in

the statement of financial condition. Principal securities transactions (United States Treasury Bills) and related expenses are recorded on a trade date basis.

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. Income or expense is recognized over the life of the transactions.

(d) Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation as required by Statement of Financial Accounting Standards No. 5 ("SFAS No. 5"), "*Accounting for Contingencies*", and the Financial Accounting Standards Board ("FASB") Interpretation No. 14 ("FIN No. 14"), "*Reasonable Estimation of the Amount of a Loss –an interpretation of FASB Statement No. 5*". If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, or when the litigation is highly complex or broad in scope.

(e) Deferred Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter. Participants allocate their awards (i) among notional investments in Holding Units, certain of AllianceBernstein's investment services provided to clients, and a money market fund, or (ii) in options to acquire Holding Units. AllianceBernstein typically purchases the investments that are notionally elected by the participants and hold such investments in a consolidated rabbi trust. Vesting periods for annual awards range from four years to immediate, depending on the terms of the individual award and the age of the participant. Upon vesting, awards are distributed to participants unless they have made a voluntary long-term election to defer receipt. Vested awards, plus

(dollars in thousands)

vested income earned or less losses incurred on notional investments in our investment services or the money market fund, are distributed to participants unless they have made a voluntary long-term election to defer receipt. Quarterly cash distributions on unvested Holding Units for which a long-term deferral election has not been made are paid currently to participants, while income credited or loss incurred on notional investments in our investment services or money market fund are reinvested or deducted and distributed upon vesting. Quarterly cash distributions on notional investments in Holding Units and income credited or loss incurred on notional investments in AllianceBernstein's investment services or the money market fund for which a long-term deferral election has been made are reinvested or deducted and distributed as elected by participants.

(f) Compensatory Unit Awards and Option Plans

Employees of the Company are eligible to participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. There were no awards made in 2008. On January 23, 2009, the Compensation Committee granted an award of options to buy 822,623 Holding Units to four Company employees under an option program maintained by AllianceBernstein.

(g) Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to a 4% New York City unincorporated business tax ("UBT"). The Company computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with the Parent. Payments of the UBT are made by the Parent on behalf of the Company. The Company periodically makes payments to its Parent throughout the year.

(h) Investments

We adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *"Fair Value Measurements",* on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and expands disclosure requirements for fair value measurements *(see Note 6).*

(i) Debt

As of December 31, 2008, the Company has five separate uncommitted credit facility agreements with various banks, totaling $775 million, three for $200 million each, one for $100 million, and one for $75 million. As of December 31, 2008, no amounts were outstanding under these credit facilities.

In January 2008, the Company entered into a $950 million three-year revolving credit facility with a group of commercial banks to fund its obligations resulting from engaging in certain

(dollars in thousands)

securities trading and custody activities for private clients. Under the revolving credit facility, the interest rate, at the option of the Company, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (LIBOR) or the Federal Funds rate. As of December 31, 2008, no amounts were outstanding under this facility.

In January 2008, AllianceBernstein signed a guarantee in regard to the $950 million three-year revolving credit facility that the Company entered into with a group of commercial banks. In the event the Company is unable to meet its obligations, AllianceBernstein will pay the obligations when due or on demand. AXA has also agreed to guarantee the obligations of the Company under the credit facility. AllianceBernstein will reimburse AXA to the extent AXA must pay on its guarantee. This agreement is continuous and remains in effect until the later of the payment in full of any obligation has been made or the maturity date.

(3) Securities and Cash segregated under Federal Regulations

As of December 31, 2008, $2,524,698 (cost of $2,520,467) of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2008 consist of the following:

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 8,313	$ -
Receivables/payables on unsettled trades	31,779	6,190
Securities failed-to-deliver/receive	6,166	4,921
	$ 46,258	**$ 11,111**

(5) Investments

As of December 31, 2008, United States Treasury Bills of $22,693 (cost of $22,481) were held in the Company's investment account and were pledged as collateral with clearing organizations

Other equity securities with a fair market value of $457 are included in other assets.

(6) Fair Value

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and expands disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the

(dollars in thousands)

measurement date. The three broad levels of fair value hierarchy established by SFAS No. 157 are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value

The following table summarizes the valuation of our financial instruments by SFAS No. 157 pricing observability levels as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 30,000	$ -	$ -	$ 30,000
Securities segregated	-	2,524,698	-	2,524,698
Investments – trading				
U.S. Treasury bills	-	22,693	-	22,693
Equity securities	457	-	-	457
Total assets measured at fair value	**$ 30,457**	**$ 2,547,391**	**$ -**	**$ 2,577,848**
Payables to brokers and dealers	$ 167	$ -	$ -	$ 167
Total liabilities measured at fair value	**$ 167**	**$ -**	**$ -**	**$ 167**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- Cash equivalents: We invest excess cash in a money market fund that is valued based on quoted prices in active markets; as such, this is included in Level 1 of the valuation hierarchy.
- Securities segregated: United States Treasury Bills segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act are valued based on quoted yields in secondary markets; as such, these are included in Level 2 of the valuation hierarchy.
- Investments – trading: Our trading investments consist principally of United States Treasury Bills, included in Level 2 of the valuation hierarchy, and other equity securities, included in Level 1 of the valuation hierarchy.

(dollars in thousands)

- Payables to brokers and dealers: Securities sold, but not yet purchased, are included in Level 1 of the valuation hierarchy.

(7) Commitments and Contingencies

The Company is involved in various other matters, including regulatory inquiries, administrative proceedings, and litigation, some of which allege substantial damages. While any inquiry, proceeding, or litigation has the element of uncertainty, management believes that the outcome of any one of the other regulatory inquiries, administrative proceedings, lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on our revenues, financial condition, results of operations or business prospects.

(8) Profit Sharing Plan

The Parent maintains a qualified profit sharing plan covering all eligible regular employees of the Company. Participants are permitted, within limitations imposed by tax law, to make pre-tax and after-tax contributions to the plan. Contributions for the Company's employees are limited to the maximum amount deductible for federal income tax purposes.

(9) Related Party Transactions

Payables to officers and receivables from officers at December 31, 2008 of $1,999 and $10,053, respectively, represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company collects investment management fees from its customers and remits the full amount of these fees to the Parent. Included in both the balance of receivables from customers and due to Parent, as of December 31, 2008, was $20,253 of investment management fees.

There was no outstanding loan balance due to Parent by the Company as of December 31, 2008.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. Receivables from affiliates as of December 31, 2008 included $679 due from SCBL. In addition, the Company pays SCBL a percentage of revenues generated by executions of U.S. securities by SCBL for the Company's customers. There are no amounts due to SCBL as of December 31, 2008.

(10) Net Capital Requirement

As a broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1,000 or two percent of aggregate debit items arising from customer transactions, as defined. As

of December 31, 2008, the Company had net capital of $175,150, which was $167,304 in excess of the minimum net capital requirement of $7,846.

(11) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement, and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(dollars in thousands)

In connection with the Company's security borrowing and lending arrangements, the Company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary. During the fourth quarter of 2007, the Company outsourced its hedge fund related prime brokerage operations, resulting in the elimination of a substantial portion of its security borrowing and security lending activity.

(12) Accounting Pronouncements

In February 2008, the FASB issued Staff Position No. 157-2 ("FSP No. 157-2"). FSP No. 157-2 delays the effective date of FASB Statement No. 157, *Fair Value Measurements*, for nonfinancial assets and nonfinancial liabilities, except for items disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The adoption of FSP No. 157-2 is not expected to have a material impact on our financial statements.